EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$1,778.6	$1,810.0	$1,660.9	$1,659.6	$1,549.0
Add: Dividends from equity method investments	10.8	12.6	17.2	13.4	19.4
Fixed charges	299.1	307.1	331.3	318.3	294.9
Total earnings	$2,088.5	$2,129.7	$2,009.4	$1,991.3	$1,863.3

Fixed charges:
Interest expense (a)	$181.1	$177.2	$197.2	$179.7	$158.1
Rent expense interest factor (b)	118.0	129.9	134.1	138.6	136.8
Total fixed charges	$299.1	$307.1	$331.3	$318.3	$294.9

Ratio of earnings to fixed charges	6.98x	6.93x	6.07x	6.26x	6.32x

__________

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.